[Letterhead of Marshall Edwards, Inc.]

August 4, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler, Assistant Director
Scot Foley
Daniel Greenspan

Re:	Marshall Edwards, Inc.

    Registration Statement on Form S-3 (File No. 333-174789)

Ladies and Gentlemen:

This letter is being filed in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted by letter dated July 26, 2011, to Daniel P. Gold, PhD, Chief Executive Officer of Marshall Edwards, Inc. (the “Company”), with respect to the above-referenced Registration Statement on Form S-3 (the “Form S-3”) filed with the Commission on June 8, 2011.

This letter recites each Staff comment and then provides the Company’s response to that comment.

Comment:

General

1. We note your response to our prior comment 1. Based on the limited time the selling shareholders have held their shares, the large number of shares being registered for resale and the significant reduction of the selling shareholders’ market risk for the securities they purchased, the transaction appears to be a primary offering. In regard to the selling shareholders’ market risk, you state in your response that the selling shareholders have “only limited downside protection.” However, we note the following:

•

the selling shareholders are entitled to receive up to 2,332,583 additional common shares (“Adjustment Shares”) to the extent that the price of the Company’s common stock is below the original purchase price of $1.333 per share, but greater than or equal to $0.75 per share on certain dates;

•

if the price of the Company’s common stock is below $0.75 on certain dates the Company will refund to the selling shareholders an amount in cash per share of common stock purchased by the selling shareholders equal to the difference between $0.75 and the price of the common stock on such dates; and

•

the exercise price of the Series A and B Warrants is subject to a full-ratchet adjustment if and when the Company issues or sells shares of common stock at a price less than the exercise price immediately prior to such issue or sale.

Securities and Exchange Commission

August 4, 2011

Please provide your analysis why, given that these features appear to substantially mitigate the selling shareholders’ market risk with respect to the shares purchased, that we should not view this offering as an indirect primary offering by the Company.

Response:

In order to comply with the Commission’s primary offering test for Rule 415, the Company will amend the Registration Statement to reduce the number of shares of common stock to be registered from 5,251,315 shares of common stock to 835,217 shares of common stock. All of these 835,217 shares of common stock were issued in the private placement on May 18, 2011, and no warrants, or shares of common stock issuable upon exercise of warrants, issued in the private placement are proposed to be registered on the Registration Statement, nor are any of the potentially issuable adjustment shares.

As of May 17, 2011, the date immediately prior to the consummation of the private placement transaction, 2,426,425 shares of the Company’s common stock were held by non-affiliates. As a result, the 835,217 shares proposed to be registered for resale by the selling shareholders on the Registration Statement equal less than 35% of the shares of the Company’s common stock held by non-affiliates as of such date.

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If you have any questions concerning responses to these comments, please contact the undersigned at (858) 792-0865 or Thomas M. Zech at (858) 679-7111.

Very truly yours,

/s/ Daniel P. Gold

Daniel P. Gold
President and Chief Executive Officer

cc:	Steven A. Navarro

    Finnbarr D. Murphy

    Morgan, Lewis & Bockius LLP

    101 Park Avenue

    New York, New York 10178